Filed Pursuant to Rule 424(b)(3)

File No. 333-298808

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated September 17, 2026)

CDT EQUITY INC.

673,023 Shares of Common Stock

This prospectus supplement supplements the prospectus dated September 17, 2026 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-298808). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Form 8-K filed with the Securities and Exchange Commission (“SEC”) on October 27, 2026 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus relates to the offer and resale of shares (the “Shares”) of our common stock, par value $0.0001 per share (the “Common Stock”), consisting of (i) up to 14,630 shares of Common Stock (the “Warrant Shares”) underlying common stock purchase warrants (the “Warrants”) issued to J.J. Astor & Co. (the “Lender”); (ii) 140,925 shares of Common Stock (the “Conversion Shares”) issuable to the Lender pursuant to the senior secured convertible promissory note, dated June 11, 2026, as amended and restated on July 31, 2026 and August 3, 2026, in $2,536,650 aggregate principal amount and an additional $541,620 senior secured convertible promissory note issued to the Lender on August 31, 2026 (collectively, the “Notes”); (iii) 1,284 shares of Common Stock issued to EX-ANIMO Ltd. (“EX-ANIMO”) on July 24, 2026 for certain consulting services; (iv) 1,000 shares of Common Stock issued to Maxim Partners LLC on July 30, 2026 as consideration for services provided to the Company; (v) 1,254 shares of Common Stock issued to Ian Burton on July 30, 2026 as consideration for services provided to the Company; (vi) 485,244 shares of Common Stock issued to shareholders of Sarborg Limited, a Cayman Islands company (“Sarborg”), pursuant to a Securities Purchase Agreement, dated July 30, 2026; (vii) 1,343 shares of Common Stock issued to NJS Foresight Bio-Advisory LLC (“NJS”) on July 31, 2026 as consideration for services provided to the Company; (viii) 1,343 shares of Common Stock issued to Thesprogen, PC (“Thesprogen”) on July 31, 2026 as consideration for services provided to the Company; and (ix) 26,000 shares of Common Stock issued to Sarborg pursuant to Amendment No. 1, dated August 31, 2026, to the Securities Purchase Agreement, dated February 19, 2026 (the “Amendment”).

We are registering the Shares on behalf of the Selling Stockholders to be offered and sold by them from time to time. We are not selling any securities under this prospectus and will not receive any proceeds from the sale of our Common Stock by the Selling Stockholders in the offering described in this prospectus. The Selling Stockholders may sell any, all or none of the Shares offered by this prospectus. For more information, see “Use of Proceeds.”

The Selling Stockholders, or their respective transferees, pledgees, donees or other successors-in-interest, may offer or sell the Shares from time to time in a number of different ways and at varying prices, including through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. See “Plan of Distribution” on page 108 of this prospectus for more information about how the Selling Stockholders may sell or dispose of the Shares being registered pursuant to this prospectus.

This prospectus describes the general manner in which the Shares may be offered and sold. When the Selling Stockholders sell Shares under this prospectus, we may, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. We urge you to read carefully this prospectus, any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement before you make your investment decision.

On September 24, 2026, the Company filed a certificate of amendment to the Company’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of Delaware to effectuate a 1-for-25 reverse stock split (the “Reverse Stock Split”) of the outstanding shares of the Company’s Common Stock. Effective September 28, 2026 at 5:00 p.m. Eastern Time, every 25 shares of our Common Stock issued and outstanding immediately prior to the filing and effectiveness of our Certificate of Amendment were automatically combined and converted (without any further act) into one fully paid and non-assessable share of Common Stock. No fractional shares were issued as a result of the Reverse Stock Split. Stockholders of record who would otherwise be entitled to receive a fractional share of Common Stock received a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price per share of our Common Stock (as adjusted for the Reverse Stock Split) on The Nasdaq Capital Market on September 28, 2026.

All financial information, share numbers, option numbers, warrant numbers, other derivative security numbers and exercise prices appearing in this prospectus supplement have been adjusted to give effect to the Reverse Stock Split, except where otherwise stated.

Our Common Stock is traded on The Nasdaq Capital Market under the trading symbol “CDT.” On November 2, 2026, the last reported sale price of our Common Stock on The Nasdaq Capital Market was $0.0615.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section entitled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 3, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 22, 2026

CDT Equity Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41245	87-3272543
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

4851 Tamiami Trail North, Suite 200, Naples, FL	34103
(Address of principal executive offices)	(Zip Code)

(646) 491-9132

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	CDT	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock	CDTTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On October 22, 2026, CDT Equity Inc. (the “Company”) and Manoira Corporation (“Manoira”) entered into an Evaluation Agreement (the “Agreement”) whereby Manoira will analyze certain assets of CDT consisting of, among other things, clinical stage compounds AZD1656 and AZD5904 to determine whether they improve Manoira’s animal healthcare business. Pursuant to the Agreement, the Company issued 1,347,616 shares (the “Manoira Shares”) of common stock, par value $0.0001 per share (the “Common Stock”) at a price of $0.1447, which shall settle the total payment in the amount of $195,000 due to Manoira.

The Agreement is attached as Exhibit 10.1. The description of the terms of the Agreement is not intended to be complete and is qualified in its entirety by reference to such exhibit. The Agreement contains customary representations, warranties and covenants by the Company which were made only for the purposes of such agreement and as of a specific date, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Dr. Andrew Regan, the Company’s former Chief Executive Officer and a former member of the board of directors, is the beneficial owner of more than five percent of the outstanding Common Stock and is the sole director of Manoira. Dr. Regan will not receive any consideration from the transactions contemplated by the Agreement.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 of this Current Report on Form 8-K (this “Current Report”) is incorporated herein by reference.

On October 22, 2026, the Company issued 397,374 shares of Common Stock (the “Service Provider Shares”) to a service provider as consideration for certain consulting services.

On October 22, 2026, and October 23, 3026 the Company issued, in the aggregate, 437,779 shares of Common Stock (the “Sarborg Shares”) to Sarborg Limited pursuant to that certain securities purchase agreement, dated August 31, 2026, by and between the Company and Sarborg Limited.

On October 23, 2026, the Company issued 499,616 shares of Common Stock (the “Severance Shares”) to Dr. Regan in lieu of $65,000 severance compensation in connection with his resignation as Chief Executive Officer of the Company.

The Company issued the Manoira Shares, the Sarborg Shares, the Severance Shares, and the Service Provider Shares in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and/or Rule 506 of Regulation D promulgated thereunder, and applicable state securities laws. None of the Manoira Shares, the Sarborg Shares, the Severance Shares, or the Service Provider Shares have been registered under the Securities Act, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Item 7.01	Regulation FD Disclosure.

On October 27, 2026, the Company issued a press release announcing the Agreement. The press release is furnished as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. Such information shall not be incorporated by reference into any filing under the Securities Act, whether made before or after the date hereof, except as expressly set forth by specific reference in such filing. The furnishing of this information will not be deemed an admission as to the materiality of any information contained therein.

Forward-Looking Statements

This Current Report includes forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “will” and “expected”, or the negative of such terms, or other comparable terminology, and include statements about the Agreements and the impacts, if any, on the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein due to many factors. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Current Report, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, or to reflect any change in our expectations with regard thereto or any other change in events, conditions, or circumstances on which any such statement is based, except to the extent otherwise required by applicable law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Evaluation Agreement, dated October 22, 2026, between CDT Equity, Inc. and Manoira Corporation.
99.1	Press Release, dated October 27, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CDT EQUITY INC.

October 27, 2026	By:	/s/ James Bligh
	Name:	James Bligh
	Title:	Chief Executive Officer and Chief Financial Officer

Exhibit 10.1

EVALUATION AGREEMENT

This Evaluation Agreement (the “Agreement”) is made on October 22, 2026 (the “Effective Date”).

BETWEEN:

(1) CDT Equity Inc., a corporation incorporated in the State of Delaware, whose principal office is at 4851 Tamiami Trail North, Suite 200, Naples, FL 34103 (“CDT”); and

(2) Manoira Corporation, a corporation incorporated in the State of Delaware, whose principal office is at 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808 (“Manoira”),

each a “Party” and together the “Parties”.

WHEREAS:

(A) CDT holds rights to the clinical-stage compounds AZD1656, including certain cocrystal variants, and AZD5904 (the “CDT Assets”).

(B) Manoira holds licensed rights to cannabinoid patents in animal health and intends to launch a range of animal health products based on those patents in the first quarter of 2027 (the “Manoira Products”).

(C) CDT wishes to engage Manoira to evaluate the CDT Assets in animal healthcare in combination with the Manoira Products, to determine whether the CDT Assets improve the Manoira Products, with a view to engaging in licensing discussions if successful.

(D) The Parties wish to set out the terms of that evaluation in this Agreement.

IT IS AGREED as follows:

1. EVALUATION PROGRAMME

1.1 Manoira shall evaluate the CDT Assets in animal healthcare applications in combination with the Manoira Products, in accordance with the evaluation plan to be agreed in writing between the Parties (the “Evaluation Programme”), no later than November 30, 2026.

1.2 The purpose of the Evaluation Programme is to determine whether the CDT Assets in combination with the Manoira Products, provide an improved product offering in terms of efficacy, safety, formulation or other commercially relevant characteristics.

1.3 Manoira shall carry out the Evaluation Programme with reasonable skill and care, in accordance with all applicable laws, regulations and animal welfare standards. The CDT Assets shall not be administered to humans under this Agreement.

1.4 Manoira reserves the right to engage third-party contractors to perform parts of the Evaluation Programme, as part of its ordinary course of business, provided that Manoira remains responsible for their performance.

2. SUPPLY OF THE CDT ASSETS

2.1 CDT shall supply Manoira with such quantities of the CDT Assets as the Parties reasonably agree are needed for the Evaluation Programme, together with any relevant data, safety information and handling instructions.

2.2 Manoira shall use the CDT Assets solely for the Evaluation Programme. Manoira shall not analyse, reverse engineer or transfer the CDT Assets to any third party except as permitted by this Agreement.

2.3 On expiry or termination of this Agreement, Manoira shall return or destroy any unused CDT Assets at CDT’s election.

3. CONSIDERATION

3.1 In consideration for Manoira carrying out the Evaluation Programme, CDT shall pay Manoira a total fee of US$195,000.00 (the “Fee”).

3.2 The Fee shall be payable in full on receipt of a valid invoice from Manoira.

3.3 The Fee is exclusive of any applicable taxes. Each Party shall bear its own costs in connection with this Agreement, except as expressly stated.

4. REPORTS AND RESULTS

4.1 Manoira shall keep CDT reasonably informed of the progress of the Evaluation Programme. Manoira shall deliver a written report of the results to CDT within sixty (60) days of its completion (the “Results”).

4.2 Each Party may use the Results for its internal evaluation purposes. Neither Party shall publish the Results without the prior written consent of the other Party.

5. INTELLECTUAL PROPERTY

5.1 Each Party retains all rights in its intellectual property existing at the Effective Date or developed independently of this Agreement. Nothing in this Agreement grants any licence or transfers any rights in the CDT Assets or the Manoira Products, except the limited right for Manoira to use the CDT Assets for the Evaluation Programme.

5.2 Intellectual property arising from the Evaluation Programme that relates solely to the CDT Assets shall belong to CDT. Intellectual property arising from the Evaluation Programme that relates solely to the Manoira Products shall belong to Manoira.

5.3 Intellectual property arising from the Evaluation Programme that relates to the combination of the CDT Assets with the Manoira Products shall be jointly owned by the Parties. Neither Party shall exploit such jointly owned intellectual property commercially except under a Commercial Agreement entered into under clause 6.

6. FUTURE COMMERCIAL ARRANGEMENT

6.1 If the Results show that the CDT Assets provide an improved product offering, the Parties shall negotiate in good faith, for a period of one hundred and twenty (120) days following delivery of the Results, the terms of a commercial agreement covering the development, licensing and commercialisation of the relevant products (a “Commercial Agreement”).

6.2 Neither Party shall be obliged to enter into a Commercial Agreement. A Commercial Agreement shall be binding only once set out in a separate written agreement signed by both Parties.

7. CONFIDENTIALITY

7.1 Each Party shall keep confidential all information disclosed by the other Party under this Agreement, including the Results, and shall use it only for the purposes of this Agreement.

7.2 Clause 7.1 shall not apply to information that is or becomes publicly available other than through breach of this Agreement, that the receiving Party already lawfully held, or that is required to be disclosed by law, regulation or the rules of any stock exchange, including Nasdaq.

7.3 The obligations in this clause 7 shall survive for five (5) years after expiry or termination of this Agreement.

8. TERM AND TERMINATION

8.1 This Agreement shall start on the Effective Date and continue for six (6) months, unless terminated earlier under this clause 8 or extended by written agreement.

8.2 Either Party may terminate this Agreement on written notice if the other Party commits a material breach that is not remedied within thirty (30) days of notice of the breach.

8.3 Clauses 2.3, 4.2, 5, 7 and 9 shall survive expiry or termination of this Agreement.

9. LIABILITY

9.1 The CDT Assets are supplied for evaluation purposes only, without any warranty as to their fitness for any purpose.

9.2 Neither Party shall be liable to the other for any indirect or consequential loss, or for loss of profits. Each Party’s total liability under this Agreement shall not exceed the amount of the Fee.

10. GENERAL

10.1 This Agreement constitutes the entire agreement between the Parties relating to its subject matter.

10.2 No variation of this Agreement shall be effective unless in writing and signed by both Parties.

10.3 Neither Party may assign this Agreement without the prior written consent of the other Party.

10.4 This Agreement may be executed in counterparts, each of which shall be an original.

10.5 This Agreement is governed by the laws of the State of Delaware. The Parties submit to the exclusive jurisdiction of the courts of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has caused the Agreement to be executed effective as of the date set forth above.

Signed for and on behalf of
CDT EQUITY INC.

Signature:	/s/ James Bligh
Name:	James Bligh
Title:	Chief Executive Officer

Signed for and on behalf of
MANOIRA CORPORATION

Signature:	/s/ Anton Connolly
Name:	Anton Connolly
Title:	Director

Exhibit 99.1

CDT Partners with Manoira to Explore Enhancing Animal Health Products Ahead of Launch

NAPLES, Fla. and CAMBRIDGE, United Kingdom, Oct. 27, 2026 (GLOBE NEWSWIRE) - CDT Equity Inc. (Nasdaq: CDT) (“CDT” or the “Company”), today announced that it has entered into an evaluation agreement with Manoira Corporation (“Manoira”), a specialty animal health company, to assess the potential of CDT’s clinical-stage assets AZD1656, including certain proprietary cocrystal derivatives, and AZD5904 to enhance Manoira’s forthcoming animal health products.

Manoira is preparing to launch its first range of animal health products in the first quarter of 2027, built on its licensed portfolio of patented cannabinoid cocrystal and solid-form technologies. Manoira believes these products offer a compelling, differentiated proposition in areas of animal health that are not currently well served. The company is currently in the manufacturing and testing phase ahead of launch.

Under the terms of the agreement, CDT will provide Manoira with access to materials from AZD1656, including certain cocrystal derivatives, and AZD5904. Manoira will evaluate these assets in combination with its products to determine whether either asset can improve the efficacy, safety, formulation or other commercially relevant characteristics of its planned product range.

If the evaluation is successful, CDT and Manoira intend to enter into licensing and commercialization discussions covering sales of the resulting products following launch. The agreement represents an opportunity for CDT to extend the value of its existing assets into the animal health market, a sector in which CDT believes its compounds may offer meaningful benefits for companion animals and livestock.

For further information or to discuss potential partnership opportunities, please contact the Company at info@cdtequity.com.

About CDT Equity Inc.

CDT Equity Inc. (NASDAQ: CDT) is a data-driven biopharmaceutical development company focused on identifying, enhancing, and advancing high-potential therapeutic assets through scientific innovation and strategic partnerships. Originally established as Conduit Pharmaceuticals, the company has evolved into a broader, more agile platform that leverages artificial intelligence, solid-form chemistry, and efficient asset repositioning to accelerate the development of novel treatments. Looking ahead, CDT are committed to creating shareholder value through licensing, strategic M&A, and positioning the company as a platform for transformative innovation.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this press release, including statements regarding CDT’s future results of operations and financial position, CDT’s business strategy, prospective product candidates, product approvals, research and development cost timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated studies and business endeavors with third parties, and future results of current and anticipated product candidates, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to; the effect that the reverse stock split may have on the price of the Company’s common stock; the ability or inability to maintain the listing of CDT’s securities on Nasdaq; the ability to recognize the anticipated benefits of the business combination completed in September 2023, which may be affected by, among other things, competition; the ability of the combined company to grow and manage growth economically and hire and retain key employees; the risks that CDT’s product candidates in development fail clinical trials or are not approved by the U.S. Food and Drug Administration or other applicable authorities on a timely basis or at all; changes in applicable laws or regulations; the possibility that CDT may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in other filings made by CDT with the U.S. Securities and Exchange Commission. CDT operates in a very competitive and rapidly changing environment. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond CDT’s control, you should not rely on these forward-looking statements as predictions of future events.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law, CDT assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. CDT gives no assurance that it will achieve its expectations.

Investors

CDT Equity Inc.

info@cdtequity.com